Interim Consolidated Financial Statements (Unaudited)
June 30, 2011

(Expressed in thousands of Canadian dollars)

Sprott Resource Lending Corp.
Interim Consolidated Balance Sheets (unaudited)
(Expressed in thousands of Canadian dollars)

		June 30	December 31
	Note	2011	2010
		$	$

Assets
Cash and cash equivalents		87,497	107,689
Sold loans receivable	7d	380	-
Prepaid expenses, deposits and other receivables		808	509
Income tax receivable		268	237
Investments and securities held for trading	6	46,207	20,866
Loans receivable	7	84,308	92,203
Foreclosed properties held for sale	8	30,797	29,807
Premises and equipment	9	215	268
Intangible assets		1	1
Equity method investments	10	632	413
		251,113	251,993

Liabilities
Accounts payable and accrued liabilities	20	2,881	4,363
Income tax payable		-	-
Deferred revenue		175	-
Deferred income tax liabilities	13	228	307
		3,284	4,670

Equity
Share capital	11	218,688	218,082
Contributed surplus	11	12,313	11,418
Retained earnings		16,871	17,842
Cumulative currency translation adjustment		(43)	(19)
		247,829	247,323
		251,113	251,993

Refer to Note 14 for commitments and contingencies and to Note 21 for subsequent events.

Approved by the Board of Directors

“A. Murray Sinclair”	Director	“Peter Grosskopf”	Director
Murray Sinclair		Peter Grosskopf

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Note	2011	2010	2011	2010
		$	$	$	$

Interest income (expense)
Interest income on performing loans		2,134	3,803	3,225	7,342
Interest income on impaired loans	7c	1,239	4,013	3,840	7,746
Other interest income		278	-	558	-
Interest expense on non-recourse loan syndications		-	-	-	(139)
Net interest income		3,651	7,816	7,623	14,949

Other loan income (expense)
Loan loss expense, net of recoveries	7c	(1,301)	(5,923)	(2,290)	(9,752)
Other income (loss)		1,358	(49)	2,719	(49)
Gain on sale of loans and foreclosed properties	7d,20	168	14	168	656
Income from syndication fees	20	-	16	-	30
		225	(5,942)	597	(9,115)

Other income (loss)
Equity method investment income (loss)	10	205	(66)	229	(122)
Unrealized loss on investments and securities held for trading	6	(575)	-	(1,185)	-
Realized loss on sale of investments and securities held for trading		(50)	-	(50)	-
		(420)	(66)	(1,006)	(122)
Net interest and other income		3,456	1,808	7,214	5,712

General and administrative expense
Salaries and benefits	20	618	1,425	3,016	2,681
Office and other	20	301	361	709	723
Unrealized foreign exchange loss		243	-	1,184	-
Stock-based compensation	11c	479	349	1,043	893
Legal and professional services		187	247	672	484
Regulatory and shareholder relations		132	125	203	205
Directors’ fees		58	57	112	113
Management services	12,20	742	-	1,273	-
		2,760	2,564	8,212	5,099
Income (loss) before income taxes		696	(756)	(998)	613

Income tax expense (recovery)
Current	13	2	5	44	(173)
Deferred	13	13	(149)	(71)	234
		15	(144)	(27)	61
Net income (loss)		681	(612)	(971)	552

Other comprehensive income (loss)
Currency translation adjustments		(1)	22	(24)	10

Net comprehensive income (loss)		680	(590)	(995)	562

Basic (loss) earnings per share		0.00	(0.00)	(0.01)	(0.00)
Diluted earnings per share		0.00	(0.00)	(0.01)	(0.00)

Weighted average number of shares outstanding
Basic		154,886,846	140,512,619	154,791,333	145,190,615
Diluted		156,021,144	140,512,619	155,925,630	145,190,615

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Changes in Equity (unaudited)
(Expressed in thousands of Canadian dollars, except number of shares)

				Cumulative
				Currency
		Contributed	Retained	Translation
	Share Capital	Surplus	Earnings	Adjustment	Total
	$	$	$	$	$
Balance, January 1, 2010	210,433	9,538	53,936	-	273,907
Net income	-	-	552	-	552
Currency translation adjustments	-	-	-	10	10
Shares repurchased and cancelled	(16,425)		-	-	(16,425)
Normal course issuer bid	-	434	-	-	434
Stock-based compensation	-	893	-	-	893
Balance, June 30, 2010	194,008	10,865	54,488	10	259,371

Balance, January 1, 2011	218,082	11,418	17,842	(19)	247,323
Net loss	-	-	(971)	-	(971)
Currency translation adjustments	-	-	-	(24)	(24)
Stock-based compensation	-	1,043	-	-	1,043
Exercise of stock options	606	(148)	-	-	458
Balance, June 30, 2011	218,688	12,313	16,871	(43)	247,829

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$

Cash flows from (used in) operating activities
Net income (loss)	681	(612)	(971)	552
Adjustments to determine net cash flows relating to operating items:
Resource lending activities:
Interest income	(2,134)	-	(3,225)	-
Interest payments received	1,377	-	2,022	-
Income (net of realized loss) on bonus shares/warrants acquired through financing fees	(1,195)	-	(2,214)	-
Net loan (fundings) repayments	(17,800)	-	(57,676)	-
Deferred loan origination fees	275	-	415	-
Proceeds on sale of bonus shares/warrants	482	-	482	-
Items not affecting cash:
Amortization of premises and equipment and intangible assets	31	66	61	132
Stock based compensation	479	349	1,043	893
Equity method investment (income) loss	(203)	66	(227)	122
Foreign exchange loss	243	-	1,184	-
Fair valuation losses on investments and securities held for trading	575	-	1,185	-
Deferred income taxes	13	(149)	(71)	234
Other operating cash flows	(2)	74	(6)	64
Changes in non-cash working capital items (Note 19)	(10)	423	(1,363)	(461)
Real estate lending activities:
Interest income	(1,239)	(7,816)	(3,840)	(15,088)
Interest payments received	518	3,167	1,661	5,590
Loan loss expense, net of recoveries	1,301	5,923	2,290	9,752
Proceeds on sale of loans and loan repayments, net of fundings	31,496	21,284	59,522	74,403
Loan loss recovery/gain on sale of loans and foreclosed properties, net of expenses	(527)	(14)	(899)	(656)
Interest expense on non-recourse loan syndications	-	-	-	139
	14,361	22,761	(627)	75,676

Cash flows from (used in) financing activities
Exercise of stock options	459	-	459	-
Payments of non-recourse loan interest	-	-	-	(1,032)
Repayments of non-recourse loan syndication principal	-	-	-	(20,005)
Common shares repurchased and cancelled	-	(13,788)	-	(15,991)
Other deferred financing fees paid	-	(515)	-	(515)
	459	(14,303)	459	(37,543)

Cash flows (used in) from investing activities
Payments for investments and securities held for trading	(20,000)	-	(20,000)	-
Purchases of premises and equipment	-	-	(8)	(7)
Purchases of intangible assets	-	-	-	(1)
	(20,000)	-	(20,008)	(8)
Changes due to foreign exchange on cash held in subsidiaries	(1)	-	(16)	-
(Decrease) increase in cash and cash equivalents	(5,181)	8,458	(20,192)	38,125
Cash and cash equivalents - beginning of period	92,678	34,349	107,689	4,682
Cash and cash equivalents - end of period	87,497	42,807	87,497	42,807

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the six months ended June 30, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

On September 7, 2010, Sprott Resource Lending Corp. (“SRLC” or the “Company”) implemented a structure, approved by shareholders on August 17, 2010, to focus its operations as a natural resources lender to companies in the mining and energy sectors.

Resource-based loans are originated through a partnership, Sprott Resource Lending Partnership (the “Partnership”), between the Company and Sprott Lending Consulting LP (“Sprott LP”). Under the terms of the Partnership Agreement and the Management Services Agreement which expires on September 7, 2013 (collectively “the Agreements”), the Company holds all voting units in the Partnership, which conveys control over key lending, strategic and operational decisions of the Partnership. Sprott LP holds only non-voting Partnership units and administers the day-to-day Partnership operations and provides senior management expertise. As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as discussed in Note 12.

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Prior to September 7, 2010, the Company, operating under the name Quest Capital Corp., provided mortgage financings, predominantly for residential developments in Canada. As at June 30, 2011, the Company has a legacy portfolio of real estate loans and foreclosed properties which is actively being monetized. Over time, the proceeds from real estate loan monetization will be redeployed into resource loans.

From January 1, 2008 to December 31, 2010, the Company was a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation, defined under Section 130.1 of the Income Tax Act (Canada), that, among other restrictions, must hold a majority of its assets in residentially-oriented mortgages secured by properties in Canada and/or cash.

Effective January 1, 2011, the Company no longer maintains its MIC status as it continues to grow its resource loan portfolio and monetize its existing real estate loan portfolio.

SRLC is a publicly listed company incorporated and domiciled in Canada. The Company’s registered address is as follows: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario M5J 2J2. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange Amex Equities (“NYSE Amex”).

2	BASIS OF PREPARATION

These interim consolidated financial statements (the “Financial Statements”), including comparative periods, have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These Financial Statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and IFRS 1, First-Time Adoption of IFRS. The accounting policies followed in these Financial Statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. As these financial statements are prepared using IFRS, certain disclosures, and the recognition and measurement of certain balances and transactions may differ from the financial statements previously reported under Canadian generally accepted accounting principles (“Canadian GAAP”).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Reconciliations from Canadian GAAP to IFRS for certain comparative periods, with explanations for significant differences, are included in Note 5b. These Financial Statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company’s interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

The accounting policies applied in these Financial Statements are based on IFRS for the year ended December 31, 2011, as issued and outstanding as of August 11, 2011, the date the Board of Directors approved the Financial Statements. Significant accounting policies used in the preparation of Financial Statements are described in Note 3. However, as new IFRS pronouncements and interpretations are issued by the IASB, the actual accounting standards and policies adopted as at December 31, 2011, may differ from those used herein.

In November 2009, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective January 1, 2013, but early adoption is permitted. The Company has adopted IFRS 9 in preparing these financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the consolidated interim Financial Statements are described below.

a) Basis of consolidation

These consolidated interim financial statements include the assets, liabilities and results of operations of the Company and 100% of the following entities which are wholly owned or wholly controlled by the Company: Sprott Resource Lending Partnership; QC Services Inc.; 7603908 Canada Inc., 0854560 B.C. Ltd.; 0854561 B.C. Ltd; 0894023 B.C. Ltd.; 2265366 Ontario Inc.; Viceroy Capital Corp.; and Viceroy Gold Corporation. Viceroy Gold Corporation includes a 75% interest in the Castle Mountain joint venture. Sprott Resource Lending Partnership owns 100% of Sprott Resource Lending (AM) Limited Partnership, which owns a 50% interest in SD Holding (Sierra Leone) Partnership joint venture. SD Holding (Sierra Leone) Partnership owns 100% of SD Holding (Sierra Leone) Inc.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All consolidated entities are wholly owned and controlled by the Company, and all intercompany balances and transactions are eliminated.

b) Joint ventures

When joint approval is required from third parties to enable the implementation of the strategic operating, investing or financing matters governing affiliated entities of the Company, the affiliated entities are considered to be joint ventures. Joint ventures are accounted for using the equity method, whereby the Company records its proportionate share of an affiliate’s net assets as an equity method investment and its proportionate share of an affiliate’s net income (loss) as equity method investment income (loss).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c) Cash and cash equivalents

Cash and cash equivalents include cash on hand with major Canadian chartered banks, as well as short-term, highly-liquid deposits and investments having maturity terms of 90 days or less at the time of acquisition, and are not subject to significant changes in fair value. Cash and cash equivalents are designated as held for trading and are carried at fair value.

d) Financial assets

Initial recognition and measurement

Non-derivative financial assets are classified as “financial assets held for trading”, or “loans and receivables”. The Company determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value.

Subsequent measurement – Financial assets held for trading

Financial assets are classified as held for trading if management intends to sell the financial assets in the near term. These include investments and securities held for trading on the interim consolidated balance sheet.

Investments and securities held for trading include investments in government and corporate bonds that do not meet the criteria for classification as cash and cash equivalents, and securities received through the Company’s resource lending activities such as shares or share purchase warrants. These securities may include common shares or common share purchase warrants. These investments and securities are designated as held for trading and are carried at fair value. Fair value gains (losses) of investments and securities are recognized in net income (loss) for changes in fair value incurred since the initial recognition of these financial instruments, or since the beginning of the reporting period. Purchase and sales of investments and securities held for trading are accounted for at their trade date.

The methodologies employed to determine fair values for securities held for trading are discussed in Note 16.

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives with host contracts that are financial assets are not separated but rather the combined contract is assessed as a whole at fair value with subsequent changes in fair value recognized in net income (loss).

Subsequent measurement – Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These include accounts receivables and loans receivable.

After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method, less impairment.

Loans receivable are recorded at amortized cost, net of specific loan loss provision. Fees received for originating the loans are netted against the loans’ cost and are recognized in net interest income using the effective interest method. Fees received may include cash and/or securities in the borrower. Costs include commissions and other direct and incremental costs. Success fees earned in return for mandated lead arranger activities are not amortized over the term of the loan but are recognized into income up front.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Impairment of loans and provision for loan losses

Loans are considered to be impaired when there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the loan, the estimated future cash flows of the loan have been affected.

Objective evidence of impairment of a loan could include: significant financial difficulty of the borrower; breach of contract, such as a default or delinquency in interest or principal payments; or it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

The Company first assesses whether objective evidence of impairment exists individually for loans. If the Company determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

Specific provision for loan losses

At a minimum of each reporting period, management assesses whether there are indicators that loan loss provisions are required for each loan in the Company’s loan portfolio based on economic and market trends, the impairment status of loans, the quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying loans receivable. If these factors indicate that the carrying value of loans may not be recoverable, or the repayment of contractual amounts due may be delayed, management compares the carrying value of the affected loans with the discounted present values of their estimated future cash flows. To the extent that discounted estimated future cash flows are less than the loan carrying value, a specific loan loss provision is recorded. Any subsequent recognition of interest income on a loan for which a specific loan loss provision exists is calculated at the discount rate used in determining the provision, which may differ from the contracted loan interest rate.

Should the cash flow assumptions used to determine the original loan loss provision change, the loan loss provision may be reversed. A loan loss provision is reversed only to the extent than the revised carrying value of the loan does not exceed its amortized cost that would have been recorded had no loan loss provision been recognized.

Collective provision for loan losses

At each reporting period, management assesses the need for a collective provision for loan losses. Management considers many factors in determining the appropriate level of a collective provision for loan losses, including the current state of financial markets and historical life cycle losses.

e) Foreclosed properties

Foreclosed properties include properties for which the Company has taken legal title, as well as those properties for which the Company is entitled, through court order, to take title or to enforce the sale, unconditionally. When a loan is foreclosed, the value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Foreclosed properties which are in saleable condition and for which a sale is considered probable are classified as held for sale and are subsequently measured at the lower of carrying value or fair value less costs to sell. Amortization is not recorded on foreclosed properties.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

f) Sold loans receivable

In the normal course of business, the Company may sell its interests in loans receivable. Outstanding proceeds of sold loans receivable are reported separately from other loans receivable, and measured at their realizable value, net of expected sales costs.

g) Long-lived assets

Premises and equipment

Land is carried at historical cost, less accumulated impairment losses, and is not depreciated.

Leasehold improvements are carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the terms of the related leases.

Computer equipment and operating software are carried at historical cost, less accumulated amortization and impairment losses, and includes software integral to the operation of the equipment. Amortization is recorded on a straight-line basis over 3 years.

Other equipment, which includes furniture and sundry equipment, is carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over 5 years.

Artwork is carried at historical cost, less accumulated impairment losses, and is not depreciated.

h) Impairment of long-lived assets and reversals of impairments recognized

The Company assesses, each reporting period, whether there are any indicators that the carrying values of premises and equipment and intangible assets may exceed their fair values. Such indicators may include, but are not limited to declines in market prices, changes in use of the assets, or deterioration of asset condition. If such indicators are identified, the Company determines the fair values of long-lived assets based on the estimated future undiscounted cash flows generated by the assets, including disposals. In estimating future cash flows, the Company considers operating plans, market conditions, appraisal values and management’s best estimate of the most probable set of conditions to occur. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is determined as the higher of the fair value less costs to sell for the asset or cash generating unit (“CGU”) and its value in use. This is determined for an individual asset unless the asset does not generate cash flows that are largely independent of those from other assets or groups of assets. If this is the case, individual assets are grouped together into CGUs for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or asset groups. An impairment loss equal to the excess amount of asset carrying values over their fair value is recognized in the period in which impairment has occurred.

In subsequent periods, if the cash flow assumptions used to determine the impairment loss change, an impairment loss may be reversed. An impairment loss is reversed only to the extent than the revised carrying amount does not exceed the carrying amount of the related asset, net of accumulated amortization, that would have been recorded had no impairment loss been recognized.

i) Provisions

The Company recognizes provisions, typically for asset retirement obligations and employee benefits, when a legal or constructive obligation exists as a result of past events, when it is probable that there will be an outflow of economic benefits from the entity, and a reliable estimate of the amount of the obligation can be made. When a provision is expected to settle beyond the immediate term, the provision is measured at the present value of future cash flows, discounted at prevailing market interest rates. With the passage of time, additional expenses are recorded as the provision accretes.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

j) Translation of foreign currencies

The presentation currency for these consolidated financial statements is Canadian dollars. The functional currency for Sprott Resource Lending Corp. and certain other consolidated entities is Canadian dollars, while certain consolidated entities’ functional currency is the U.S. dollar.

The assets and liabilities of subsidiaries with a U.S. dollar functional currency are translated at the exchange rate prevailing on the reporting date, and revenues and expenses at the average rates during the reporting period. Foreign currency gains or losses resulting from the translation of these subsidiaries is recorded in other comprehensive income as currency translation adjustments, which is a component of the Company’s equity.

Foreign currency translation gains or losses resulting from the translation of foreign-denominated monetary assets and liabilities into any of the consolidated entities’ functional currencies are recorded in income (loss), unless the monetary item is deemed an investment in another consolidated entity. A monetary item is considered to be an investment in a subsidiary when settlement of the item is neither planned nor likely to occur in the foreseeable future; such foreign currency translation gains or losses, on foreign subsidiaries with a U.S. dollar functional currency, are recorded in the currency translation adjustment account. Upon disposal of a foreign subsidiary, any gain or loss accumulated in other comprehensive income is transferred to the statement of comprehensive income (loss).

k) Interest income recognition

Interest income is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated loan interest rate. The effective interest rate is the rate required to discount the future value of all loan cash flows to their present value and is adjusted for the receipt of non-cash items in connection with the loan. Loan cash flows include principal, interest, commitment fees, renegotiation fees, forbearance fees and other sundry payments and receipts. Non-cash items include common shares or common share purchase warrants received. If the discounted cash flows from renewed or renegotiated loan terms significantly differ from those of the original loan, income from existing commitment and other fees, previously not recognized through the effective interest rate of the original loan, are recorded into income on the cancellation of the original loan, and any additional fees received are recognized through the effective interest rate of the new loan.

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

On some of its loans, the Company receives loan administration or syndication fees from loan syndication partners. These fees are not included in the cash flows used to determine the effective interest rate, and are amortized into income (loss) over the estimated terms of the loans.

Loan commitment, origination, restructuring and renegotiation fees, and interest collected in advance, are netted against the loan receivable balance and recognized in income over the estimated term of the loan. Interest penalties received as a result of loan prepayments by borrowers are recognized as income in the period in which the prepayment is made, unless only minor modifications were made to the loan in which case they are deferred and amortized using the effective interest method. If a modification of a loan does not represent an extinguishment of the original receivable, but instead a renegotiation of an existing loan, any deferred transaction costs and fees are carried forward and amortized over the remaining term of the renegotiated debt using the effective interest method.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

l) Loan origination fees

Fees are generally recognized on an accrual basis when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. Loan origination fees received for loans that are likely to be drawn down are deferred (together with the related direct costs) and recognized as an adjustment to the effective interest rate on the loan. These fees are reported under Deferred Revenue on the Consolidated Balance Sheet. Origination fees are recognized as revenue when it is considered unlikely that the loan will be entered into.

m) Management services

Certain distributions from the Partnership are payable to Sprott LP. These distributions are classified as management services expense in the Company’s consolidated financial statements. Calculation methodologies of the Partnership agreement are discussed in Note 12.

n) Income taxes

Income tax expense is comprised of current and deferred components.

Current income tax expense is the expected tax payable for the current year’s taxable income based on rates enacted or substantively enacted at the period end and any adjustment to last year’s estimate.

Deferred income taxes are calculated using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in expected future tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment of the revised tax rates. Deferred tax assets are recognized to the extent that it is probable that they will be realized.

o) Stock-based compensation

The Company grants stock options to employees, officers, directors and certain service providers. The board of directors grant such options with lives up to 5 years, with vesting periods determined at its discretion and at exercise prices equal to or greater than the Company’s closing common share price on the date of grant.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The fair value of options granted incorporates an assumption for expected option forfeitures and is determined on the grant date. The fair value of options on each vesting date are recognized as stock-based compensation expense over the vesting period.

p) Common shares of the Company

The value of common shares issued in a public or private offering is equal to the cash consideration received. Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus. For common shares issued as consideration for services rendered, the amount credited to share capital is equal to the fair value of the liability incurred. The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares. The cost of common shares repurchased and cancelled is recognized as a reduction in equity, and recorded at the amount paid including transaction costs.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

q) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. The diluted weighted average number of shares includes the potential dilution from common shares issuable through stock options, if dilutive, using the treasury stock method. The treasury stock method assumes that the proceeds from any shares issued on the exercise of stock options are used by the Company to repurchase and cancel shares at the average market price of the Company’s share price for the period. As such, where the strike price of stock options exceeds the average market price of the Company’s shares for the reporting period, the inclusion of these shares under the treasury stock method would be anti-dilutive, so these shares are excluded from the calculation of the weighted average number of diluted common shares.

In years that the Company reports a net loss, loss per share is not presented on a diluted basis, as the result would be anti-dilutive.

r) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including pre-payments made under operating leases are charged to the consolidated statement of comprehensive income (loss) on a straight-line basis over the period of the lease.

s) Use of estimates

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Financial statement items subject to significant management judgement include:

Provisions for loan losses- Management exercises judgment to determine whether indicators of loan impairment exist, and if so, management must estimate the timing and amount of future cash flows from loans receivable.

Stock-based compensation- Inputs to the Black-Scholes option pricing model require estimates of option forfeiture rates and future share price volatility.

Valuation of deferred income tax assets- The valuation of deferred income tax assets requires judgments on their recoverability. Such judgments are made based on management’s estimates on the timing and amount of the Company’s future taxable earnings.

Valuation of warrants- Inputs to the Black-Scholes option pricing model require estimates of future share price volatility. Refer to 17 for the sensitivity analysis performed on warrant valuation.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Impairment of foreclosed properties- Management exercises judgment to determine whether indicators of impairment exist, and if so, management must estimate the timing and amount of future cash flows from foreclosed properties.

While management believes that these estimates and assumptions are reasonable, actual results could differ materially from those estimates.

4	STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective for the year ending December 31, 2011 are listed below. This listing includes standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation — Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Company is currently assessing the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The Company is currently assessing the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is currently assessing the impact of this standard on its consolidated financial statements.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is currently assessing the impact of this standard on its consolidated financial statements.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Amendments to Other Standards

In addition, there have been amendments to IAS 1, Presentation of items of other comprehensive income (“OCI”). IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The Company has not yet assessed the impact of this standard or determined if it will adopt the standard early.

5	TRANSITION TO IFRS

The Company has adopted IFRS effective January 1, 2011 and the financial statements for the year ending December 31, 2011 will be the first annual financial statements reported under IFRS, with an IFRS transition date of January 1, 2010. Prior to January 1, 2011, the Company prepared its financial statements under Canadian GAAP.

These financial statements have been prepared in accordance with the IFRS and accounting policies that the Company expects to be effective on December 31, 2011. However, the presentation of future reporting periods as reported in these financial statements may differ as new IFRS and accounting policies become effective.

a) Exceptions and exemptions from retrospective application of IFRS

Generally, IFRS 1, First Time Adoption of International Reporting Standards, requires retrospective application of IFRS with all cumulative adjustments to the previous Canadian GAAP balances reflected in the transition date balance sheet as at January 1, 2010. However, IFRS 1 provides certain mandatory exemptions and optional exemptions to retrospective application of IFRS of which the Company has availed the following:

i) Stock based compensation

IFRS 1 encourages, but does not require, early application of IFRS 2, Share-based Payment, to stock options granted after November 7, 2002, and which vested before the later of January 1, 2005 and the IFRS transition date. The Company has elected not to apply IFRS 2 to stock options vested prior to January 1, 2010.

ii) Cumulative currency translation adjustment

IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date. The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010. All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 balance sheet, and will not be included in the gain or loss on subsequent disposals of foreign operations.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

iii) Estimates

IFRS 1 does not permit retrospective application of other reporting standards with the benefit of hindsight. Consequently, all retrospective changes have been made using estimates consistent with those used in prior financial statements reported under Canadian GAAP.

b) Reconciliations from Canadian GAAP to IFRS

Recognition and measurement differences exist between Canadian GAAP and IFRS in certain areas. To illustrate the effects of these differences, certain financial statements previously reported under Canadian GAAP have been reconciled to the equivalent IFRS statements, and reconciling differences explained.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated balance sheet as at June 30, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Assets
Cash and cash equivalents	42,838	(i)	(31)	-	42,807
Restricted cash	976	(i)	(976)	-	-
Sold loans receivable	-	(v)	-	5,476	5,476
Prepaid expenses, deposits and other receivables	6,423	(i)(v)	9	(5,476)	956
Income tax receivable	200		-	-	200
Loans receivable	198,755	(iv)	2,110	-	200,865
Deferred income tax assets	11,666		(570)	-	11,096
Premises and equipment	340		-	-	340
Intangible assets	84		-	-	84
Equity method investments	-	(i)	515	-	515
	261,282		1,057	-	262,339

Liabilities
Accounts payable and accrued liabilities	2,777	(i)	(188)	-	2,589
Asset retirement obligation	295	(i)	(295)	-	-
Deferred income tax liabilities	379		-	-	379
	3,451		(483)	-	2,968

Shareholders’ Equity
Share capital	194,008		-	-	194,008
Contributed surplus	10,129	(ii)	736	-	10,865
Currency translation adjustment	-	(iii)	10	-	10
Retained earnings	53,694	(ii)(iii)(iv)	794	-	54,488
	257,831		1,540	-	259,371
	261,282		1,057	-	262,339

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated statement of comprehensive income for the three months ended June 30, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Interest income (expense)
Interest income	3,800	(iv)(v)	4,013	3	7,816
	3,800		4,013	3	7,816

Other loan income (expense)
Loan loss expense, net of recoveries	(2,533)	(iv)	(3,390)	-	(5,923)
Gain (loss) on sale of loans and foreclosed properties	14		-	-	14
Income from syndication fees	9	(v)	-	7	16
	(2,510)		(3,390)	7	(5,893)
Net interest and loan income	1,290		623	10	1,923

Other income
Equity method investment (loss) income	-	(i)	(66)	-	(66)
Financing fees	(49)		-	-	(49)
	(49)		(66)	-	(115)

General and administrative expense
Salaries and benefits	1,425		-	-	1,425
Office and other	337	(iii)(v)	22	2	361
Stock-based compensation	210	(ii)	139	-	349
Legal and professional services	241	(v)	-	6	247
Regulatory and shareholder relations	125		-	-	125
Resource asset related expenses	70	(i)(v)	(66)	(4)	-
Directors’ fees	51	(v)	-	6	57
	2,459		95	10	2,564
(Loss) income before income taxes	(1,218)		462	-	(756)

Income tax (recovery) expense
Current	5		-	-	5
Future	(286)		137	-	(149)
	(281)		137	-	(144)
Net income (loss)	(937)		325	-	(612)

Other comprehensive income (loss)
Currency translation adjustment	-	(iii)	22	-	22
	-		22	-	22

Net comprehensive income (loss)	(937)		347	-	(590)

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated statement of comprehensive income for the six months ended June 30, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Interest income (expense)
Interest income	7,336	(iv)(v)	7,746	6	15,088
Interest expense on non-recourse loan syndications	(139)		-	-	(139)
	7,197		7,746	6	14,949

Other loan income (expense)
Loan loss expense, net of recoveries	(4,116)	(iv)	(5,636)	-	(9,752)
Gain (loss) on sale of loans and foreclosed properties	656		-	-	656
Income from syndication fees	17	(v)	-	13	30
	(3,443)		(5,636)	13	(9,066)
Net interest and loan income	3,754		2,110	19	5,883

Other income
Equity method investment (loss)
income	-	(i)	(122)	-	(122)
Financing fees	(49)		-	-	(49)
	(49)		(122)	-	(171)

General and administrative expense
Salaries and benefits	2,681		-	-	2,681
Office and other	709	(iii)(v)	10	4	723
Stock-based compensation	472	(ii)	421	-	893
Legal and professional services	476	(v)	-	8	484
Regulatory and shareholder relations	205		-	-	205
Resource asset related expenses	130	(i)(v)	(122)	(8)	-
Directors’ fees	98	(v)	-	15	113
	4,771		309	19	5,099
(Loss) income before income taxes	(1,066)		1,679	-	613

Income tax (recovery) expense
Current	(173)		-	-	(173)
Future	(336)		570	-	234
	(509)		570	-	61
Net income (loss)	(557)		1,109	-	552

Other comprehensive income (loss)
Currency translation adjustment	-	(iii)	10	-	10
	-		10	-	10

Net comprehensive income (loss)	(557)		1,119	-	562

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Notes to IFRS adjustments and reclassifications

i) Equity method accounting

Under Canadian GAAP, the Company accounted for its 75% holding in Castle Mountain Venture (“CMV”) using the proportionate consolidation method. Accordingly, 75% of all balance sheet items from CMV were included in the consolidated balance sheet on a line-by-line basis, and 75% of CMV’s income statement balances were under the “resource asset related expenses” line item in the consolidated statement of comprehensive income (loss).

Under IFRS, the Company accounts for its holding in CMV using the equity method. Accordingly, 75% of the joint venture’s net assets are combined into one line item, “equity method investments” in the consolidated balance sheet and 75% of the joint venture’s net income (loss) is included under “equity method investment income (loss)” in the consolidated statement of comprehensive income (loss). Subsequent to initial recognition, the equity method investment is increased for equity method investment income (loss) and additional contributions to the joint venture, and is decreased for equity method investment losses and receipts from the joint venture.

ii) Stock-based compensation

Under Canadian GAAP, the Company amortized the total fair value of each stock option grant into income (loss) on a straight-line basis over the vesting period.

Under IFRS options granted in one tranche that vest on a graded basis (i.e. over a series of separate dates) are treated as a number of separate option grants. The fair values of options vesting on each separate date are amortized to income (loss) over the lives of each unique vesting period. Total stock-based compensation for an option grant is ultimately the same under IFRS as under Canadian GAAP, but a greater portion of the expense is recognized in the early vesting periods and a lower portion in the later vesting periods under IFRS compared with Canadian GAAP.

iii) Currency translation adjustments

Under Canadian GAAP, the Company used the current rate method to translate the accounts of foreign-based subsidiaries. As such, foreign exchange gains and losses would have ordinarily been recorded to a currency translation adjustment account in equity. However, as the Company’s net investment in its foreign subsidiary was negative, translation gains and losses arising from the consolidation of foreign-based subsidiaries into Canadian dollars were recorded in income. The Company also recorded all gains and losses arising from the translation of intercompany receivables and payables denominated in foreign currencies directly in income.

Under IFRS, currency translation gains and losses arising from the consolidation of foreign-based subsidiaries are recorded in a currency translation account in equity and are released into income only on the disposal of the entity. Also, gains or losses arising from the translation of foreign-denominated intercompany receivables and payables are ordinarily recorded in income, unless they are deemed to be investments in subsidiaries, in which case they are recorded in a currency translation adjustment account.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

iv) Loan interest and income on impaired loans

Under Canadian GAAP, the Company did not record interest income on impaired loans that were classified as impaired. Loans were classified as impaired when they were 90 days or more past due, or when the timely collection of accrued interest and principal was unlikely.

Under IFRS, the Company continues to record loan interest and income on impaired loans. As described further in Note 3(k), interest on impaired loans is calculated using the effective interest rate of the loan applied against the impaired loan carrying value rather than the original loan carrying value.

v) IFRS reclassifications

Certain balances and transactions have been reclassified in the IFRS financial statements to separate them from balances and transactions of a dissimilar nature. In addition, certain financial statement line captions have been reworded to more specifically describe the nature of related balances and transactions.

6	INVESTMENTS AND SECURITIES HELD FOR TRADING

The Company holds investment portfolios with two Canadian chartered financial institutions which hold a series of short term and long term bonds. The bonds are considered liquid as the Company is entitled to redeem its holdings, on demand, for the investment’s fair value at the time of redemption. The fair value of bonds may fluctuate for factors such as the accrual or payment of interest, changes to market interest rates or changes to the risk profiles of the bonds in which the fund invests.

Common shares and warrants are held in connection with resource lending activities and do not represent a significant or controlling interest in the underlying investee. Common shares held by the Company are publicly traded on recognized stock exchanges, but the Company is subject to certain holding periods before trading in these shares is permitted. The Company determines the fair value of common shares based on the most recent trading price quoted on the applicable stock exchange.

Warrants held by the Company are not publicly traded and fair value is determined using the Black- Scholes option pricing model. Each whole warrant is exercisable for one common share of the relevant issuer at its stated exercise price.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Investments and securities held for trading include:

	June 30,	December 31,
	2011	2010
	$	$
Managed investment portfolio:
Corporate and government bonds	40,149	19,998

Securities held in connection with lending activities:
Common shares	3,962	868
Warrants	2,096	-
Total	46,207	20,866

The fair value of the warrants were determined using the Black-Scholes pricing model with the following assumptions:

Ram Power Corp. – 2 year original term
Number of warrants	3,606,250
Strike price	$1.36 CAD
Expected remaining life in years	1.67
Expected volatility	30%

African Minerals Limited – 3 year original term
Number of warrants	325,000
Strike price	6.00 GBP
Expected remaining life in years	2.62
Expected volatility	30%

African Minerals Limited – 5 year original term
Number of warrants	625,000
Strike price	4.25 GBP
Expected remaining life in years	4.62
Expected volatility	30%

Changes to the carrying values of investments and securities held for trading are as follows:

	Six Months Ended
		June 30
	2011	2010
	$	$
Balance, beginning of period	20,866	-
Fair value on acquisition or receipt	27,058	-
Sales of bonus shares and warrants	(532)	-
Fair valuation (losses) gains	(1,185)	-
Balance, end of period	46,207	-

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

7	LOANS RECEIVABLE

a) Components of loans receivable

Loans receivable are reported at their amortized cost using the effective interest method. By applying this method, a loan is carried at the present value of all expected cash flows of the loan; these cash flows include principal advances and repayments, interest repayments or any structuring, legal or sundry costs paid or fees received throughout the loan term. As such, structuring fees received on origination, net of any origination costs, are deferred in the carrying value of the loan and amortized into interest income over the loan term. The amortized cost of a loan is then reduced by a loan loss provision, when required.

The carrying value of the Company’s loan portfolio comprises the following components:

	June 30,	December 31,
	2011	2010
	$	$
Resource loans
Loan principal	61,558	5,000
Accrued interest	177	15
Deferred income and other, net	(4,782)	(723)
Amortized cost, before loan loss provisions	56,953	4,292
Loan loss provisions	-	-
Carrying value of resource loans receivable	56,953	4,292

Real estate loans(1)
Loan principal	31,221	113,484
Accrued interest and deferred costs, net	5,636	6,569
Amortized cost, before loan loss provisions	36,857	120,053
Loan loss provisions	(9,502)	(32,142)
Carrying value of real estate loans receivable	27,355	87,911

Total carrying value of loans receivable	84,308	92,203

(1) Amounts exclude foreclosed properties held for sale, see note 8.

b) Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or interest payment date. This may arise in the normal course of business as a result of various factors including refinancing, resource production, or construction delays.

All past due loans at June 30, 2011 were classified as impaired.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c) Impaired loans and loan loss provisions

As at June 30, 2011, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for loan loss provisions.

(i) Real estate loans

All impaired loans as at June 30, 2011 and December 31, 2010 are real estate loans. The carrying values of the Company’s impaired loans and loan loss provisions are as follows:

	June 30, 2011		December 31, 2010
	Number		Number
Real estate loans	of Loans	$	of Loans	$
Gross carrying value of impaired loans with loan loss provisions	2	36,857	13	110,146
Loan loss provisions		(9,502)		(32,142)
	2	27,355	13	78,004
Carrying value of impaired loans without loan loss provisions	-	-	1	9,907
Total carrying value of impaired loans, net of loan loss provisions	2	27,355	14	87,911

At June 30, 2011, the total estimated fair value of the collateral of impaired loans with loan loss provisions is $29,408 (June 30, 2010: $111,390). Collateral held as security for impaired loans includes real estate and other assets. Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals and management’s knowledge of the collateral, and credit and real estate markets. In assessing the adequacy of specific loan loss provisions, management takes into account likely realizable values and legal costs, and incorporates time value and credit risk components into estimated future cash flows.

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Interest on impaired loans and the changes in the Company’s loan loss provision during the three and six months ended June 30, 2011 are as follows:

	Three Months Ended	Six Months Ended
	June 30, 2011	June 30, 2011
	$	$
Interest on impaired loans	1,239	3,840

Loan loss provision
Balance, beginning of period	19,135	32,142
Loan loss expense, net of recoveries(1)	1,301	2,290
Written off on loan sale, discharge or transfer to foreclosed properties	(10,934)	(24,930)
Balance, end of period	9,502	9,502

(1)

In the three months ended June 30, 2011, the Company recorded $1,301 (2010 - $6,190) in additional loan loss provisions and $nil in loan loss recoveries on loans sold. In the six months ended, June 30, 2011, $2,585 in additional loan loss provisions and $295 net recovery was recorded.

(ii) Resource loans

As at June 30, 2011 and December 31, 2010, the Company did not have any impaired resource loans.

The Company has determined that a provision for collective impairment is not required as at June 30, 2011.

d) Sale or discharge of loans and foreclosed properties

During the three and six months ended June 30, 2011, the Company sold or discharged certain real estate loans receivable. A summary of these transactions is as follows:

	Three Months	Six Months
	Ended	Ended
	June 30, 2011	June 30, 2011
	$	$
Proceeds, net of closing costs and payments due to syndicate partners	24,206	47,936
Loan carrying values, net of loan loss provisions	(24,070)	(46,919)
Net gain	136	1,017
Net gain (loss) reported as loan loss recovery (expense)	(32)	849
Net gain reported as a gain on sale of loans and foreclosed properties	168	168
	136	1,017

All loans sold during the three and six months ended June 30, 2011 were real estate loans. No foreclosed properties were sold during the periods. As at June 30, 2011, proceeds of $380 were outstanding and are recorded on the Interim Consolidated Balance Sheet in sold loans receivable.

Loan commitments

As at June 30, 2011, the Company is committed to providing up to $19,000 and $774 in resource loan and real estate loan advances, respectively. Included in these amounts are both contractual commitments and in the case of real estate loans, advances required to realize the values of underlying security. However, these advances are subject to a number of conditions precedent, the completion of due diligence, no material adverse changes in the assets, business or ownership of the borrower, and other terms.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

During the three months ending June 30, 2011, the Company entered into new resource loan financing arrangements, committing to fund two additional loans subsequent to June 30, 2011 (see Note 21 for further discussion).

e) Property sector distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by property sector:

	June 30, 2011		December 31, 2010
	Number		Number
	of Loans	$	of Loans	$
Resource loans
Metals and mining	3	51,913	1	5,000
Energy	1	9,645	-	-
Total resource loan principal	4	61,558	1	5,000
Real estate loans
Land under development	1	22,554	7	51,877
Commercial and residential	-	-	4	33,934
Construction	1	8,667	3	27,673
Total real estate loan principal	2	31,221	14	113,484
Total loan principal	6	92,779	15	118,484

f) Geographic distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by principal geographic location of the underlying security or borrower:

	June 30, 2011		December 31, 2010
	Number		Number
	of Loans	$	of Loans	$
Resource loans
West Africa	1	24,113	-	-
North America	2	27,445	-	-
South America	1	10,000	1	5,000
Total resource loan principal	4	61,558	1	5,000
Real estate loans
British Columbia	-	-	5	31,851
Prairies	2	31,221	8	80,163
Ontario	-	-	1	1,470
Total real estate loan principal	2	31,221	14	113,484
Total loan principal	6	92,779	15	118,484

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

g) Priority of security charges

The following table summarizes the distribution of the Company’s outstanding loan principal balances by priority:

	June 30, 2011		December 31, 2010
	Number		Number
	of Loans	$	of Loans	$
Resource loans
Senior priority	4	61,558	1	5,000
Real estate loans
Senior priority	2	31,221	12	111,345
Second priority	-	-	2	2,139
Total loan principal	6	92,779	15	118,484

8	FORECLOSED PROPERTIES

When the Company takes or has the legal right to take title of the security underlying an impaired loan, the carrying value of the loan, which comprises principal, accrued interest and deferred fees and a loan loss provision, is reclassified from loans receivable to foreclosed properties. When foreclosed properties are in saleable condition and management expects that a sale of the properties is probable, they are classified as held for sale and are measured at the lower of their carrying value and fair value less costs to sell. Reductions in the carrying values of foreclosed properties are reported as losses on revaluation of foreclosed properties.

As at June 30, 2011 and December 31, 2010, all foreclosed properties were classified as held for sale and changes to the balance of foreclosed properties are as follows:

	Number of
	Properties	$
Balance, December 31, 2010	3	29,807
Properties foreclosed	1	990
Foreclosed properties sold	-	-
Revaluation of foreclosed properties	-	-
Balance, June 30, 2011	4	30,797

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

9	PREMISES AND EQUIPMENT

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Cost	$	$	$	$	$
At December 31, 2010	35	369	413	93	910
Additions	-	-	8	-	8
Disposals	-	-	-	-	-
At June 30, 2011	35	369	421	93	918

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Accumulated amortization
At December 31, 2010	-	236	374	32	642
Amortization recorded in office and other expense	-	37	18	6	61
At June 30, 2011	-	273	392	38	703

Net carrying values
At December 31, 2010	35	133	39	61	268
At June 30, 2011	35	96	29	55	215

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

10	EQUITY METHOD INVESTMENTS

Summarized financial information of the Company’s joint ventures accounted for using the equity method is as follows:

	June 30,	December 31,
	2011	2010
	$	$
Assets	2,592	1,070
Liabilities	1,550	519

	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Revenue	64	-	2,432	-
Expenses	23	88	1,928	163

SD Holding (Sierra Leone) Partnership

Through its wholly owned subsidiary, SR Lending (AM) Limited Partnership, the Company holds a 50% interest in SD Holding (Sierra Leone) Partnership (“SD Holding”), which was established in February 2011 to administer the Company’s resource loan with African Minerals Limited. Joint control of SD Holding is established as all strategic and operating decisions for SD Holding require approval by both joint venture partners (see note 20).

A summary balance sheet for SD Holding is as follows:

	June 30,	December 31,
	2011	2010
	$	$
Assets	1,849	-
Liabilities	1,249	-
Total net assets	600	-
50% of total net assets included as equity method investment	300	-

A summary statement of income for SD Holding is as follows:

	Three Months	Six Months
	Ended	Ended
	June 30, 2011	June 30, 2011
	$	$
Revenue	546	2,332
Expenses	137	1,735
Net income	409	597
50% of net income included in equity method investment income (loss)	205	299

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Castle Mountain Venture

Through its wholly owned subsidiary, Viceroy Gold Corporation, the Company holds a 75% interest in Castle Mountain Venture (“CMV”), which owns and is currently reclaiming a mineral resource property. Joint control of CMV is established as all significant operating plans, budgets and expenditures for Castle Mountain require approval by both joint venture partners.

A summary balance sheet for CMV is as follows:

	June 30,	December 31,
	2011	2010
	$	$
Assets	743	1,070
Liabilities	301	519
Total net assets	442	551
75% of total net assets included as equity method investment	332	413

A summary statement of income (loss) for CMV is as follows:

	Three Months		Six Months
		Ended		Ended
		June 30		June 30

	2011	2010	2011	2010
	$	$	$	$
Revenue	98	-	100	-
Expenses	97	88	193	163
Net income (loss)	1	(88)	(93)	(163)
75% of net income (loss) included in equity method investment income (loss)	1	(66)	(70)	(122)

CMV’s primary operating activities relate to the reclamation of the non-operational Castle Mountain mining property. A provision for the CMV reclamation obligation has been included in the entity’s liabilities, and is determined as the present value of expected reclamation expenditures. In determining this provision, a discount rate of 6.50% has been used, and judgment has been employed as to the timing and amount of future reclamation cash flows. As at June 30, 2011, the expected future reclamation cash flows are as follows:

	Remainder
	2011	2012	2013	2014	2015	2016
	$	$	$	$	$	$
CMV undiscounted reclamation expenditures	2	26	9	17	9	17

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following table shows changes to the discounted value of the asset retirement obligation for the six months ended June 30, 2011:

		75%
		Company
	100% CMV	Interest
	$	$
At January 1, 2011	98	74
Actual expenditures	(26)	(20)
Accretion	3	2
Foreign exchange revaluation	(3)	(2)
At June 30, 2011	72	54

		75% Company
	100% CMV	Interest
	$	$
At January 1, 2010	417	313
Actual expenditures	(22)	(17)
Accretion	7	5
Foreign exchange revaluation	(14)	(10)
At June 30, 2010	388	291

As at June 30, 2011, $645 in restricted cash was held by CMV as security for future reclamation expenditures. The Company’s 75% interest in restricted cash, included in its equity method investment is $484.

Changes to restricted cash in the six months ended June 30, 2011 are as follows:

Total
$
At January 1, 2011	1,035
Reclamation expenditures and bank charges	(359)
Foreign exchange gain (loss)	(31)
At June 30, 2011	645

Total
$
At January 1, 2010	1,470
Reclamation expenditures and bank charges	(188)
Foreign exchange gain (loss)	19
At June 30, 2010	1,301

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

11	SHARE CAPITAL

a) Authorized

Unlimited first and second preferred shares. Unlimited common shares without par value.

b) Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2011	154,694,758	218,082
Issued on exercise of stock options	340,000	606
Balance, June 30, 2011	155,034,758	218,688

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2010	151,342,734	210,433
Repurchased and cancelled – normal course issuer bid	(11,812,800)	(16,425)
Balance, June 30, 2010	139,529,934	194,008

In March 2011, the Company received regulatory approval to repurchase and cancel up to 9,881,214 of its issued and outstanding common shares by way of a normal course issuer bid (the “2011 NCIB”), which will end by March 2012. To date, no shares have been repurchased and cancelled under the 2011 NCIB.

c) Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the then issued and outstanding common shares, with not more than 5% of the then issued and outstanding common shares being granted to any one person in the form of stock options. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting, expiration and any performance terms of the option agreement are at the discretion of the Board of Directors. Exercised options are settled with the issuance of common shares in the Company.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Changes in the number of stock options outstanding for the six months ended June 30, 2011 are as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$
Balance, January 1, 2011	8,635,000	1.66
Granted	600,000	1.72
Exercised	(340,000)	1.35
Expired	-	-
Forfeited	-	-
Balance, June 30, 2011	8,895,000	1.68
Options exercisable at June 30, 2011	4,219,948	1.73

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$
Balance, January 1, 2010	2,680,000	2.21
Granted	4,225,000	1.35
Exercised	-	-
Expired	-	-
Forfeited	(240,835)	1.89
Balance, June 30, 2010	6,664,165	1.68
Options exercisable at June 30, 2010	2,820,353	2.09

The fair values of options granted in the six months ended June 30, 2011 were estimated at the time of grant using the Black-Scholes option pricing model.

On a weighted average basis, the Black-Scholes model inputs and fair valuation of options granted in the six months ended June 30, 2011 are as follows:

Weighted
Average Value
Share price on grant date	$1.72
Exercise price	$1.72
Expected forfeiture rate	0.00%
Expected volatility[1]	53.35%
Expected option life in years	3 years
Expected dividend rate	0.00%
Risk-free interest rate	1.73%
Black-Scholes fair value	$0.63

1 Expected volatility is based on the historical share price volatility over the same duration to the date of grant as the expected life of each option grant.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2011:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	4,085,000	2.95	1.32	2,459,962	1.32
1.50 to 1.99	3,700,000	4.09	1.80	649,986	1.83
2.00 to 2.49	605,000	1.51	2.07	605,000	2.07
2.50 to 2.99	55,000	0.25	2.55	55,000	2.55
3.00 to 3.49	450,000	0.87	3.23	450,000	3.23
	8,895,000	3.21	1.68	4,219,948	1.73

12	MANAGEMENT SERVICES

Management services fees are incurred by the Company pursuant to the Agreement discussed in Note 1.

As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as follows:

Base management fee accrued at a rate of $100 per year and payable quarterly;

2% of the average net assets under management less certain executive and director compensation; and

20% of the adjusted Partnership net income before taxes in excess of an annual hurdle equal to the product of average net resource assets under management and the average 3- year Government of Canada bond yield or similar index, capped at 6% (effective June 1, 2011) and the average 30-year Government of Canada bond yield (prior to June 1, 2011).

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Management fees for the three and six months ended June 30, 2011 are as follows:

	Three Months	Six Months
	Ended	Ended
	June 30, 2011	June 30, 2011
	$	$
Base management fee[1]	25	50
2% of average net resource assets[2]	706	1,212
20% of adjusted net resource income net of annual hurdle[3]	-	-
Management services expense	731	1,262

[1]	Base management fees are accrued at a rate of $100 per year and are payable quarterly.

[2]

Average net resource assets include resource loans and net assets available for the purposes of resources loan origination. Fees incurred and accrued in the current year are paid annually when sufficient income from resource lending has been earned, or on the termination of the Partnership.

[3]

Adjusted net resource income includes resource loan-related income, net of certain corporate level costs. The adjusted net loss for the six month period ending June 30, 2011 of $273 (June 30, 2010-$nil) and unmet hurdle amounts will be carried forward and applied against future adjusted net resource income. The unmet hurdle carried forward and to be applied against future adjusted net resource income, was $315 for the six month period June 30, 2011 (June 30, 2010-$nil) while the total cumulative unmet hurdle amounts to $5,420.

13	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has not recognized a deferred income tax asset due to the uncertainty of their recovery.

a) Income tax (recovery) expense consists of the following:

		Three Months		Six Months
			Ended		Ended
			June 30		June 30
		2011	2010	2011	2010
		$	$	$	$
Current
Canada	Current income tax charge (benefit) arising from previous unrecognized tax assets	-	-	-	-
United States	Current income tax charge (benefit) arising from previous unrecognized tax assets	2	5	44	(174)
Total current (recovery) expense		2	5	44	(174)
Deferred
Canada	Deferred tax (recovery) expense relating to the origination and reversal of temporary differences	-	(111)	-	407
United States	Deferred tax (recovery) expense relating to the origination and reversal of temporary differences	13	(38)	(71)	(173)
Total deferred (recovery) expense		13	(149)	(71)	234
Total income tax (recovery) expense		15	(144)	(27)	60

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b)

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial statutory income tax rates to the (loss) income before income tax provision due to the following:

	Three Months		Six Months
		Ended		Ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$

Statutory tax rate	26.54%	29.00%	26.54%	28.88%

Income (recovery) taxes at statutory rates	185	(214)	(265)	180
Increase (decrease) in taxes from:
Non-deductible differences	(3)	58	281	252
Difference in foreign tax rates	(144)	106	(2)	34
Change in enacted tax rates	(38)	-	(38)	-
Decrease (increase) in timing differences recognized	15	(94)	(3)	(406)
Total income tax expense (recovery)	15	(144)	(27)	60

c)	The significant components of the deferred income tax assets and liabilities are as follows:

	June 30,	December 31,
	2011	2010
	$	$
Non-capital loss carry-forwards	-	-
Capital loss carry-forwards	-	-
Premises and equipment	-	-
Specific loan loss provisions	-	-
Resource deductions	-	-
Other	-	-
Deferred income tax asset	-	-

Deferred gain and other	-	307
Deferred tax liability	228	307

d)

The Company has non-capital losses of approximately $29,601 (June 30, 2010 - $31,521) available to apply against future Canadian income for tax purposes. In addition, should the Company dispose of its foreclosed properties held for sale at their carrying value, the Company would realize approximately $25,927 in additional non-capital losses for a total of $55,732 in non-capital losses. The following chart details the expiry date, if applicable, of the unrecognized deferred income tax assets (in thousands of Canadian dollars):

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

	June 30, 2011		December 31, 2010
		Other Deferred		Other Deferred
	Non-Capital	Income Tax	Non-Capital	Income Tax
	Losses	Assets	Losses	Assets

2011	-	440	-	879
2012	-	879	-	879
2013	-	422	-	422
2014	-	103	-	103
2015	-	-	6,704	-
2016 – 2027	-	-	-	-
2028	19	-	2,286	-
2029	16,424	-	23,787	-
2030	13,155	-	13,155	-
2031	3	-	-	-
Do not expire	-	39,407	-	22,790
Total	29,601	41,251	45,932	25,073

14	COMMITMENTS AND CONTINGENCIES

a) The Company has entered into an operating lease for office premises and has committed to office-related costs through 2013. The Company has also employed two officers to provide resource lending advisory services to the Company through September 2012. The officers are related to the Company by virtue of their representation on the board of directors. Refer to Note 20.

As at June 30, 2011, the remaining payments for the employment contracts, the operating lease and office costs are due as follows:

	2011	2012	2013	2014	2015	Total
	$	$	$	$	$	$
Employment contracts for resource lending advisory services	210	288	-	-	-	498
Operating lease and office costs	352	704	89	-	-	1,145
Total commitments	562	992	89	-	-	1,643

b) As at June 30, 2011, the Company maintains surety bonds of $335(US$345) (December 31, 2010 - US$345) as guarantees for compliance with the reclamation obligations of the Castle Mountain Venture.

c) Loan commitments are disclosed in Note 7(d).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

15	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates. Based on current differences as at June 30, 2011, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $808. An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $808.

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at June 30, 2011:

	Floating	Within 6	6 to 12	1 to 3	Over	Non - Interest
June 30, 2011	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	87,497	66,553	4,708	64,543	1,024	26,788	251,113
Total liabilities and equity	-	-	-	-	-	(251,113)	(251,113)
Difference	87,497	66,553	4,708	64,543	1,024	(224,325)	-
Cumulative difference	87,497	66,553	4,708	64,543	224,325	-	-
Cumulative difference as a percentage of total assets	34.8%	61.3%	63.2%	88.9%	89.3%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non Interest
December 31, 2010	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	107,720	129,946	4,680	10,268	-	(621)	251,993
Total liabilities and equity	-	(1,015)	-	-	-	(250,978)	(251,993)
Difference	107,720	128,931	4,680	10,268	-	(251,599)	-
Cumulative difference	107,720	236,651	241,331	251,599	251,599	-	-
Cumulative difference as a percentage of total assets	42.7%	93.9%	95.8%	99.8%	99.8%	-	-

16	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3:	Inputs that are not based on observable market data.

Except for loans receivable and non-recourse loan syndications, which are recorded at amortized cost, all financial instruments are recorded at their fair values in the Interim Consolidated Balance Sheet. Investments in common shares are classified as Level 1 financial instruments, and cash and cash equivalents, bonds, and warrants are classified as Level 2 financial instruments.

The fair values of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been valued assuming they are not available for sale. Their fair values are not necessarily representative of the amounts realizable in immediate settlements of the instruments. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair values of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

The fair values of common shares are based on quoted prices in active markets.

The fair values of warrants are generally based on inputs other than quoted prices. The Company utilizes the Black-Scholes option valuation model in determining the fair value of warrants which is greatly influenced by the term of warrant and the volatility inherent in the underlying common shares of the securities issuer. In determining appropriate volatility to be utilized, the Company reviews market data to estimate the frequency and intensity of price changes in the security issuers’ underlying shares. The fair values of the warrants are not necessarily representative of the amounts realizable in immediate settlement of the instruments.

The fair values of the Company’s investments in bonds are determined by reference to quoted market prices or estimated using discounted cashflow calculations based upon prevailing market rates.

The fair value of the Company’s financial instruments are as follows:

	June 30, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Assets
Cash and cash equivalents	87,497	87,497	107,689	107,689
Investments and securities held for trading
Bonds	40,149	40,149	19,998	19,998
Common shares	3,962	3,962	868	868
Warrants	2,096	2,096	-	-
Loan receivable, net of loan loss provision	84,308	86,914	92,203	92,203

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

17	CAPITAL AND RISK MANAGEMENT

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

emphasis on first priority secured financings;

the investigation of the creditworthiness of all borrowers;

the employment of qualified and experienced loan professionals;

a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

continuous written status updates provided on the business plans and if applicable, progress thereon;

the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is currently also focused on real estate loan remediation and the collection of real estate loans. The Company is committed to several processes to ensure that the Company will effectively and productively achieve these goals. These include:

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, requests for principal reductions, protective disbursements and foreclosure proceedings;

frequent physical inspection of the properties;

engaging new legal counsel, realtors, and other professionals;

frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

regular management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million and any related party loans greater than $500 thousand. Any loan exposure for amounts greater than $20 million must be approved by the Board. Except for related party loans greater than $500 thousand, the Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprising members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.

The Company’s maximum exposure to credit risk on the Interim Consolidated Balance Sheet is the carrying value of its loans and receivables. As at June 30, 2011, the largest loan in the Company’s loan portfolio was a real estate loan with a carrying value of $23.8 million (28.3% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, investments and securities held for trading, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk
Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

As at June 30, 2011, the Company had future loan commitments to borrowers of up to $20 million.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity prices which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below. With respect to the Company’s current investment in common shares, a 10 percent increase or decrease in market interest rates would result in an increase or decrease of approximately $396 in the fair value of the investments.

With respect to the Company’s current investments in warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $491 and a decrease of $485 in the fair value of the warrants held.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and/or upfront commitment fees.

As at June 30, 2011, the Company had 4 fixed-rate resource loans and 2 fixed-rate real estate loans with an aggregate principal of $92.8 million.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk. The Company does not currently have any Precious Metal Loans.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Foreign exchange rate risk
Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. Precious Metal Loans are generally based in US dollars and would be subject to foreign exchange rate risk and commodity price risk.

The following summarizes the Company’s significant financial assets and liabilities by currency:

	All amounts in thousands of Canadian
June 30, 2011	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	84,621	2,876	-	-	87,497
Investments and securities held for trading	43,002	-	3,205	-	46,207
Loans receivable	54,078	30,230	-	-	84,308
Foreclosed properties	30,797	-	-	-	30,797
All other assets	1,598	706	-	-	2,304
Total assets	214,096	33,812	3,205	-	251,113

Total liabilities	3,046	238	-	-	3,284
Total liabilities	3,046	238	-	-	3,284

18	SEGMENTED INFORMATION

The Company has one operating segment, which is to provide credit financing. Historically, the Company’s loans were secured by Canadian real estate; however, as discussed in Note 1, new loans originated by the Company are secured by mining and energy projects, internationally. Until all remaining real estate loans are monetized, disclosure of the Company’s loan portfolio will include stratification by loan security and borrower location, but resource-based loans and remaining real estate loans are not distinguished as separate operating segments.

The Company’s geographic location is Canada.

19	CASH FLOW INFORMATION

Changes in non-cash operating working capital

	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
(Increase) decrease in prepaids, deposits and other receivables	578	37	151	(84)
(Decrease) increase in accounts payables and accrued liabilities	(558)	514	(1,482)	(17)
(Increase) decrease in income tax receivable	(30)	1	(32)	(200)
(Decrease) increase in income tax payable	-	(129)	-	(160)
	(10)	423	(1,363)	(461)

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

20	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements expire in September 2012, and pursuant to these agreements, the Company recorded $210 in related salaries expense during the six months ended June 30, 2011 (June 30, 2010 - $nil).

During the six months ended June 30, 2011, the Company paid $2,481 in loan monetization bonuses to certain employees and directors of the Company (June 30, 2010 - $nil) and $445 in severance payments to employees (June 30, 2010 - $nil). As at June 30, 2011, $138 in loan monetization bonuses were outstanding and included in accounts payable and accrued liabilities (December 31, 2010 - $1,132).

During the six months ended June 30, 2011, the Company recorded a $1,273 (June 30, 2010 - $nil) management services expense, net of related salaries expense, incurred with Sprott LP for their administration of the Partnership discussed in Note 1. The related amount included in accounts payable and accrued liabilities as at June 30, 2011 was $734 (December 31, 2010 - $604).

As at June 30, 2011, the Company subleased a significant portion of its Vancouver office premises with two related companies by virtue of having certain key management personnel in common. The Company also shares certain administrative functions with one of these related parties, Ionic Management Corp. (“Ionic”). Costs incurred by one party on behalf of the other are reimbursed in full. For the six months ended June 30, 2011, the Company reimbursed $24 (June 30, 2010 - $85) to Ionic and received $58 (June 30, 2010 - $60) from Ionic for such administrative costs. As at June 30, 2011, $17 (December 31, 2010 - $10) of related amounts are included in prepaid expenses, deposits, and other receivables.

In November 2010, the Company entered into a sublease for its Toronto office premises with Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. For the six months ended June 30, 2011, the Company paid Sprott Asset Management LP $359 in office rent and leasehold expenses (June 30, 2010 -$nil).

In February 2011, the Company established a joint venture with Dundee Resources Limited, a wholly owned subsidiary of Dundee Corp., and related by virtue of having one of its key officers on the Company’s board of directors. The joint venture, SD Holding (Sierra Leone) Partnership, was established to facilitate the administration of a loan facility (see Note 10). As at June 30, 2011, $291 relating to arrangement fees earned on the facility are included in the Company’s accounts receivable balance and $140 of related amounts are included in accounts payable and accrued liabilities.

In June 2011, the Company deposited $20,000 into an investment portfolio set up and managed by Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. In connection with the investment advisory services provided by Sprott Asset Management LP, the Company is required to pay a monthly management fee equal to 1/12th of 0.25% of the net asset value of the portfolio’s investments.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Compensation of key management personnel

The remuneration expense of directors and other members of key management personnel during the period was as follows:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Salaries and benefits	318	289	697	615
Directors’ fees	58	57	112	113
Salaries and benefits related to real estate monetization and transition	138	586	1,639	861
Termination benefits	13	-	13	278
Stock-based compensation	470	306	988	766
Total	997	1,238	3,449	2,633

Co-lending arrangements

The Company allows directors, officers, employees and other related parties to directly participate in its lending arrangements as a co-lender or on a syndication basis. The Company may also participate in co-lending arrangements with related parties. Under these arrangements, administration or other fees may be charged by or to the related party.

For the six months ended June 30, 2011, the Company received $18 (June 30, 2010 - $4) in syndicate interest from parties related by virtue of their role as or relationship to key management personnel, and $62 of related amounts are included in accounts payable and accrued liabilities at June 30, 2011 (December 31, 2010 - $7).

21	SUBSEQUENT EVENTS

Loan activities

Subsequent to June 30, 2011, the Company funded another $19,750 in advances on resource loans. The Company also entered into two executed term sheets committing to fund an additional $16,000 in resource loans.

Other

The Company’s Board of Directors has approved payment of a quarterly dividend of $0.01 per common share on September 9, 2011 to shareholders of record at the close of business on August 24, 2011.